SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 25, 2004

To the Participants, Benefit Plan Administration Committee, and Investment Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2003	2002
	(Thousands)	
Investments, at fair market value:		
Investment in DTE Energy Master Plan Trust (Note 4)............	**$ 96,779**	$ 92,467
Total Investments..	**96,779**	92,467
Receivables:		
Employer contributions..	**91**	90
Participant contributions..	**158**	157
Total Receivables..	**249**	247
NET ASSETS AVAILABLE FOR BENEFITS.........................	**$ 97,028**	$ 92,714

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

	DTE ENERGY STOCK FUND	TOTAL
	(Thousands)	
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Investment Income (Loss):		
Net appreciation (depreciation) in market value of investments in DTE Energy Master Plan Trust	$ (6,521)	$ 1,705
Dividends and interest	736	1,311
Interest on loans to participants	82	385
	(5,703)	3,401
Contributions:		
Employer	1,641	2,407
Participants	707	4,132
	2,348	6,539
Total Additions (Deductions)	(3,355)	9,940
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(2,715)	(7,135)
Transfers from loan fund (net)	43	-
Transfers of assets among DTE sponsored plans	(1,028)	1,509
Total Deductions	(3,700)	(5,626)
NET INCREASE (DECREASE)	(7,055)	4,314
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	43,995	92,714
End of year	$ 36,940	$ 97,028

The notes to the financial statements are an integral part of this statement.

1. PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for regular full-time or part-time employees of Michigan Consolidated Gas Company who are represented by:

- (1) Local #223 – Gas Division of the Utility Workers Union of America (excluding Citizens Gas Fuel Company represented employees);
- (2) Local #799C (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;
- (3) Local #799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;
- (4) Local #70C, International Chemical Workers Union Council, United Food and Commercial Workers; or
- (5) Local #132C, International Chemical Workers Union Council, United Food and Commercial Workers

who are at least 18 years old and have attained three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), an indirect subsidiary of DTE Energy Company (DTE).

MCN Energy Group Inc. (MCN) and DTE were merged whereby DTE acquired all outstanding shares of MCN common stock. All references to MCN common shares, dividends and stock funds included herein, are to be deemed DTE common shares, dividends and stock funds.

The Investment Committee is responsible for the investment aspects of the Plan. The Company is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, Participant pre-tax, post-tax and combined pre-tax and post-tax contributions are limited to 17% of the Participant's eligible compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue

Service. Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The Company's maximum matching contributions are limited, depending on years of service, to 3% (except customer service and credit & collection employees (4%) and service consumption technicians (0% until at least three years of service) represented by Local #223 – Gas Division) to 6% of the Participant's Compensation. Sixty percent of the Company's matching contributions will be made in restricted DTE Energy common stock and the remaining 40% will be made in unrestricted DTE Energy common stock. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time.

The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible rollover contributions, allocations of the employers' contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants' nonvested accounts are used to reduce future employer contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of a Participant's account, plus actual earnings thereon, occurs after the Participant completes five years of service.

Investment Options

Participants may elect to have their pre-tax, post-tax, catch-up and Direct Rollover contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the DTE Energy Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

The DTE Energy Stock Fund invests solely in the common stock of DTE. This fund consists of two components, restricted and unrestricted. The restricted fund includes 60% of the employer match. The 60% portion of the company match that is in DTE Energy common stock will only be restricted for one full calendar year for the purposes of transferring out of the fund and two full calendar years for the purpose of withdrawals from the fund. Effective January 1, 2002, the restrictions on prior company matching contributions made in DTE Energy common stock lapsed at the rate of 1/12 per month on the last business day of each month. The unrestricted fund may include employee contributions and any portion of the remaining employer matching contributions. This entire fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. DTE Energy common stock dividends accumulated under the ESOP may be paid in cash to each Participant within 90 days of the previous Plan year.

The DTE Energy Stock Fund contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not disclosed on the income statement.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Forfeited Accounts

At December 31, 2003, forfeited nonvested accounts totaled approximately $2,000. These accounts will be used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of a Participant's pre-tax contributions (including rollover contributions) will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59½, or hardship. A hardship distribution is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Subject to limitations imposed by the IRC and Department of Labor regulations, Plan provisions allow a Participant to have two plan loans (only one of which may be a primary residence loan) outstanding at any time from the Plan from a minimum of $500 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, the Plan assets shall be distributed ratably to the Participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the Participants of such employer (in the event of withdrawal); or (2) distribute to the Participants of such employer amounts attributable to such Participants' investments under the Plan (in the event of termination).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting.

Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned. Benefits are recorded when paid.

Investments are stated at fair value, which is generally based on quoted prices. Participant loans receivable are presented at cost, which approximates fair value.

The cost of securities sold or distributed is determined on the basis of average cost. The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4. DTE ENERGY DEFINED CONTRIBUTION PLANS MASTER TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was merged with the MCN Energy Group Defined Contribution Plans Master Trust and renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Master Trust consists of certain commingled assets of the Plan, DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 8% at both December 31, 2003 and 2002). The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2003 and 2002 is as follows:

(Thousands)		**2003**		2002
Investments, at fair value				
DTE Energy Stock Fund	**$**	**302,096**	$	359,919
Registered investment companies		**924,703**		759,193
Loans due from Participants		**31,614**		31,726
Other assets in transit		**790**		255
Total investments	**$**	**1,259,203**	$	1,151,093
Assets held in Master Trust	**$**	**1,259,203**	$	1,151,093

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2003:

		(Thousands)
Interest, dividend and other income on investments	$	**23,401**
Net appreciation in registered investment companies		**152,665**
Net depreciation in DTE Energy Stock fund		**(54,417)**
Total investment gain	$	**121,649**

5. RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Larry E. Steward
Vice President Human Resources

June 18, 2004

EXHIBIT INDEX

Number	
23	Consent of Independent Registered Public Accounting Firm – George Johnson & Company

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 25, 2004

To the Participants, Benefit Plan Administration Committee, and Investment Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-62192 of DTE Energy Company on Form S-8, of our report dated May 25, 2004, appearing in this Annual Report on Form 11-K of the MichCon Investment and Stock Ownership Plan as of, and for the year ended, December 31, 2003.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan